EXHIBIT 99.1

Triton International and Brookfield Infrastructure Announce Receipt of All Required Regulatory Approvals for Proposed Acquisition and Election Deadline

BROOKFIELD, NEWS, Sept. 19, 2023 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“BIP”) (NYSE: BIP, TSX: BIP.UN), through its subsidiary Brookfield Infrastructure Corporation (“BIPC”) and its institutional partners (collectively, “Brookfield Infrastructure”), and Triton International Limited (NYSE: TRTN) (“Triton”) announced today that, following clearance from the Committee on Foreign Investment in the United States (CFIUS) on September 18, 2023, all regulatory approvals required to complete the previously announced acquisition of Triton by Brookfield Infrastructure have now been received. The parties currently anticipate the transaction will close on September 28, 2023, subject to customary closing conditions contained in the parties’ Agreement and Plan of Merger, dated April 11, 2023 (the “Merger Agreement”). The merger is described (a) in the proxy statement / joint prospectus (as amended and as supplemented by Triton’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on August 17, 2023, the “Proxy Statement / Joint Prospectus”) included in the registration statement of BIPC and BIP (as amended, the “Registration Statement”), which was declared effective by the SEC on July 6, 2023, and (b) in the Merger Agreement, which is attached to the Proxy Statement / Joint Prospectus as Annex A.

Brookfield Infrastructure and Triton also announced today that the deadline for holders of Triton common shares (such shares, the “Triton Shares” and the holders thereof, the “Triton Shareholders”) to elect their preferred form of merger consideration is 5:00 p.m. New York time on September 26, 2023 (the “Election Deadline”).

Registered Triton Shareholders who wish to elect their preferred form of merger consideration in exchange for their Triton Shares must deliver a properly completed Election Form and Letter of Transmittal (the “Election Form”) to Computershare Inc. prior to the Election Deadline, along with their Triton stock certificates (or a properly completed notice of guaranteed delivery), if applicable, or, in the case of book-entry shares, any additional documents specified in the Election Form, which was mailed on July 28, 2023 to Triton Shareholders of record as of July 21, 2023.

Registered Triton Shareholders that hold all of their Triton Shares in electronic, book-entry form may also make their elections prior to the Election Deadline by logging on to https://triton.computersharecas.com. Beneficial owners of Triton Shares who hold their Triton Shares through a bank, broker or other nominee may be subject to an earlier election deadline. Pursuant to the Merger Agreement, Triton and Brookfield Infrastructure have the right to extend the Election Deadline, in which case they will promptly announce any such rescheduled Election Deadline.

In exchange for each of their issued and outstanding Triton Shares, Triton Shareholders may elect to receive consideration payable in: (i) the specified mixture of both cash and shares of class A exchangeable subordinate voting shares of BIPC (“BIPC Shares”) equal to $68.50 per Triton Share in cash and the number of BIPC Shares with a value of $16.50 per Triton Share based on the Final BIPC Share Price (as defined in the Proxy Statement / Joint Prospectus), subject to adjustment (such election, the “Mixed Election” and such consideration, the “Mixed Election Consideration”); (ii) all cash consideration (the “Cash Election Consideration”); or (iii) all BIPC Share consideration (the “Stock Election Consideration”), each as more fully described in the Merger Agreement and in the Proxy Statement / Joint Prospectus. The value of the merger consideration will fluctuate and will be determined based on the volume-weighted average sales price per BIPC Share on the New York Stock Exchange over the ten consecutive trading days ending on the second trading day immediately prior to the merger closing. All elections, other than Mixed Elections, are subject to a proration procedure and as a result, Triton Shareholders who elect the Cash Election Consideration or Stock Election Consideration may not receive the merger consideration in the form they elected. The extent to which a Triton Shareholder receives the merger consideration in the form they elected will depend on the elections made by other Triton Shareholders.

Triton Shareholders who elect the no election option on the Election Form or who fail to make a valid election by the Election Deadline will be deemed to have made no election and will therefore receive the Cash Election Consideration or the Stock Election Consideration (or a mix thereof) for each Triton Share, depending on the elections made by other Triton Shareholders. Triton Shareholders are urged to consult their tax advisors for a full understanding of the tax consequences of exchanging Triton Shares for the Mixed Election Consideration, Cash Election Consideration and/or Stock Election Consideration.

Triton Shareholders with questions regarding the election procedures, or who wish to obtain copies of the election materials, may contact Innisfree M&A, the information agent for the merger, at (877) 750-0926. Triton Shareholders holding their Triton Shares through a bank, broker or other nominee should contact their bank, broker or other nominee, as applicable, to obtain copies of the election materials. Triton Shareholders should carefully read the Proxy Statement / Joint Prospectus, the Merger Agreement, and all election materials provided before making their elections.

About Triton International Limited

Triton is the world’s largest lessor of intermodal freight containers. With a container fleet of over 7 million twenty-foot equivalent units, Triton’s global operations include acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $850 billion of assets under management. For more information, go to https://brookfield.com.

Contact

For Triton:

Media	Investor Relations
Lisa Friedman	Andrew Kohl
Senior Managing Director Teneo	Vice President Corporate Strategy & Investor Relations
+1 (347) 714-4675	+1 (914) 697-2900
Email: lisa.friedman@teneo.com	Email: akohl@trtn.com

For Brookfield Infrastructure:

Media	Investor Relations
Kerrie McHugh Hayes	Stephen Fukuda
Managing Director Corporate Communications	Vice President Corporate Development & Investor Relations
Tel: +1 (212) 618-3469	Tel: +1 (416) 956-5129
Email: kerrie.mchugh@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including the possibility that the proposed acquisition does not close; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, including circumstances requiring Triton to pay a termination fee; the possibility that competing offers are made; risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; continued availability of capital and financing and rating agency actions; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact Triton’s ability to pursue certain business opportunities or strategic transactions; risks related to diverting management’s attention from Triton’s ongoing business operation; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Triton Shares or BIPC Shares and/or operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition, other business effects and uncertainties, including the effects of industry, market, business, economic, political or regulatory conditions; decreases in the demand for leased containers; decreases in market leasing rates for containers; difficulties in re-leasing containers after their initial fixed-term leases; customers’ decisions to buy rather than lease containers; increases in the cost of repairing and storing Triton’s off-hire containers; Triton’s dependence on a limited number of customers and suppliers; customer defaults; decreases in the selling prices of used containers; the impact of future global pandemics on Triton’s business and financial results; risks resulting from the political and economic policies of the United States and other countries, particularly China, including, but not limited to, the impact of trade wars, duties, tariffs or geo-political conflict; risks stemming from the international nature of Triton’s business, including global and regional economic conditions, including inflation and attempts to control inflation, and geopolitical risks such as the ongoing war in Ukraine; extensive competition in the container leasing industry and developments thereto; decreases in demand for international trade; disruption to Triton’s operations from failures of, or attacks on, Triton’s information technology systems; disruption to Triton’s operations as a result of natural disasters; compliance with laws and regulations related to economic and trade sanctions, security, anti-terrorism, environmental protection and anti-corruption; the availability and cost of capital; restrictions imposed by the terms of Triton’s debt agreements; and changes in tax laws in Bermuda, the United States and other countries.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Proxy Statement / Joint Prospectus included in the Registration Statement, which was declared effective by the SEC on July 6, 2023. Discussions of additional risks and uncertainties are contained in Triton’s, BIP’s and BIPC’s filings with the SEC, all of which are available at https://sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Triton, BIP and BIPC assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Triton, BIP and BIPC do not give any assurance that it will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, BIP and BIPC filed the Registration Statement, including a joint prospectus of BIP and BIPC and a definitive proxy statement of Triton. The Registration Statement was declared effective by the SEC on July 6, 2023, and the definitive proxy statement was filed by Triton on July 6, 2023. Each of BIP, BIPC and Triton may also file other relevant documents with the SEC and, in the case of BIP and BIPC, with the applicable Canadian securities regulatory authorities, regarding the proposed acquisition. This communication is not a substitute for the Registration Statement, the Proxy Statement / Joint Prospectus or any other document that BIP, BIPC or Triton may file with the SEC and, in the case of BIP and BIPC, with the applicable Canadian securities regulatory authorities, with respect to the proposed transaction. The definitive Proxy Statement / Joint Prospectus has been mailed to Triton Shareholders of record as of July 3, 2023. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT / JOINT PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BIPC, TRITON AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about BIP, BIPC, Triton and the proposed transaction, once such documents are filed with the SEC free of charge through the website maintained by the SEC at https://sec.gov. Copies of documents filed with the SEC or applicable Canadian securities regulatory authorities by BIP and BIPC will be made available free of charge on BIP and BIPC’s website at https://bip.brookfield.com/bip/reports-filings/regulatory-filings. Copies of documents filed with the SEC by Triton will be made available free of charge on Triton’s investor relations website at https://tritoninternational.com/investors.